EXHIBIT D.1




                                       STATE OF CONNECTICUT

                               DEPARTMENT OF PUBLIC UTILITY CONTROL






                                    SUPPLEMENTAL APPLICATION OF
                              THE CONNECTICUT LIGHT AND POWER COMPANY
                          WITH RESPECT TO THE SALE OF ACCOUNTS RECEIVABLE


                                       DOCKET NO. 96-05-24






I.      Background

        1. On June 5, 1996, in the above referenced docket, the Department of Public Utility Control (the "Department") approved the transactions described in a letter dated May 20, 1996 and subsequent submissions by The Connecticut Light and Power Company ("CL&P" or the "Company"), a public service company within the meaning of Section 16-1 of the General Statutes of Connecticut, revision of 1958, as amended (the "Connecticut General Statutes"), with respect to the sale from time to time of fractional undivided interests ("Receivable Interests") in certain categories of CL&P's billed and unbilled accounts receivable and related assets ("Receivables"), pursuant to Section 16-43 of the Connecticut General Statutes. Reference is made to the submitted materials and to the Department's decision (the "Decision") for a complete description of the transactions approved by the Department.

        2. In accordance with the Decision, CL&P has entered into a Receivables Purchase and Sale Agreement (the "Existing Agreement") dated July 11, 1996 among CL&P, Corporate Asset Funding Company, Inc. ("CAFCO"), Citicorp North America, Inc. (the "Agent") and Citibank, N.A. (together with its assignees, the "Banks") providing for sales from time to time of Receivable Interests. As of the date of this Supplemental Application, CL&P has sales of $100 million outstanding under the Existing Agreement. Since entering into the Existing Agreement, CL&P has at times made sales of Receivable Interests in the full amount of $200 million permitted by the terms of the Existing Agreement. Such sales have assisted CL&P in meeting its short term cash needs, including costs associated with the current outages at the Millstone nuclear units located in Waterford, Connecticut.

        3. When entering into the Existing Agreement, CL&P contemplated that sales of Receivable Interests thereunder would be accounted for as sales under generally accepted accounting principles, and CL&P desires such accounting treatment for financial reporting purposes. In order for such transfers made after January 1, 1997 to be so treated, they must comply with the requirements of newly adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, No. 162-C (June 1996), ("FAS 125") issued in June 1996 by the Financial Accounting Standards Board, an organization which develops accounting standards, including industry standards for U.S. corporations. FAS 125 establishes a standard that differentiates, for accounting purposes, transfers of financial assets that should be considered sales from transfers that should be considered secured borrowings. One requirement for sale treatment under FAS 125 is that transferred assets be isolated from the seller and its creditors, even in bankruptcy or receivership of the seller. Moreover, as a result of recent downgrades in the credit rating of CL&P, CL&P does not meet one requirement of the Existing Agreement (i.e., the requirement that CL&P have a long-term senior debt rating of at least BBB-by Standard & Poor's or Baa3 by Moody's) for sales of Receivable Interests on the most favorable terms contemplated by the Existing Agreement. {1} The other parties to the Existing Agreement have temporarily waived this requirement but have indicated that they will require the restructuring of the purchase and sale program as described herein in order for CL&P to continue to have the full benefits of the program (i.e., to receive the benefits of commercial paper based financing).

        4. In order to meet the requirements of FAS 125 and the requirements of the parties to the Existing Agreement, CL&P proposes to form a wholly owned special purpose corporation, CL&P Receivables Corporation ("CRC"), for the sole purpose of purchasing Receivables from CL&P and selling Receivable
Interests.   A draft of the Certificate of Incorporation of CRC is filed herewith as Exhibit A and a draft of the bylaws of CRC is filed herewith as Exhibit B. CL&P's authorizing resolution for the restructured arrangements is filed herewith as Exhibit C.

        5. The restructured purchase and sale arrangements are intended to accomplish the ultimate sales of Receivable Interests in a manner similar to sales under the Existing Agreement. The addition of CRC to these arrangements serves merely as a vehicle to comply with FAS 125 and provide greater protection to the parties to the Existing Agreement by permitting the "isolation" of the Receivables in a special purpose entity which should have no material creditors other than the parties to the arrangements. Compared to the costs of the program under the Existing Agreement, when viewed on an overall basis, the restructured purchase and sale arrangements add only relatively minor costs of the formation and maintenance of CRC as a separate entity. However, as more fully described below, certain fees and other costs associated with the program will also increase due to the decline in CL&P's credit rating.

        6. As explained in greater detail below, the proposed restructuring of the purchase and sale program approved in the Decision will not have any effect on CL&P's provision of service to the public nor will it cause an increase in the rates CL&P charges its customers. Furthermore, CL&P does not expect its customers to experience any change in the procedures to collect on outstanding accounts. Thus, CL&P believes that its implementation of the restructured program is in the public interest.

        7. CL&P is seeking the Department's approval for the formation of CRC and the restructuring of the program from a one-step to a two-step sales transaction as more fully described below.

II.     Proposed Transactions

        1. The restructured accounts receivable purchase and sale arrangements will consist of two agreements which will replace the Existing Agreement. Under the first agreement (the "Company Agreement"), CL&P will sell or transfer as equity contributions from time to time Receivables to CRC. A draft of the Company Agreement is filed herewith as Exhibit D. The purchase price for any Receivables so sold will reflect a discount based on assumptions concerning the estimated collection period of the Receivables, collections costs and collection risks as well as CRC's anticipated funding costs. Under the second agreement (the "CRC Agreement"), CRC will sell Receivable Interests to CAFCO, the Banks or their respective successors and assigns (collectively, the "Purchaser") from time to time. A draft of the CRC Agreement is filed herewith as Exhibit E. Such Receivable Interests may be funded and repaid on a revolving basis. The size of Receivable Interests will be calculated according to a formula. Such formula will include reserves based on a multiple of historical losses, carrying costs and other costs associated with the agreements.

        2. CL&P anticipates that the availability of Receivables will vary from time to time in accordance with electric energy use by its customers. As a result of this and other factors important to the overall structure of the program, the funds CRC has available to make a purchase at any time {2} may not match the cost of Receivables available. The proposed program includes certain mechanisms to accommodate this mismatch. When the amount of Receivables originated by CL&P exceeds the amount of cash CRC has available, either CRC will make the purchase and owe the balance of the purchase price to CL&P on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or CL&P will make a capital contribution to CRC in the form of the Receivables for which CRC lacks purchase price funds at that time. Conversely, if CRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), CRC will likely dividend the excess cash to CL&P.

        3. Under the CRC Agreement, purchases may be funded by the Purchaser's issuance of commercial paper. The minimum purchase price for a Receivable Interest which may be sold in a single transaction will continue to be $5,000,000 with a purchase limit of $200,000,000.

        4. The Agent will have the right to appoint a collection agent on behalf of the Purchaser and CRC, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent's option. CL&P will be appointed as the initial collection agent, and only under certain adverse conditions can the Agent appoint a successor collection agent. Therefore, CL&P's customers are not expected to experience any change in current servicing and collection procedures.

        5. Certain obligations under the Company Agreement will create limited recourse against CL&P. Such recourse claims include liability for (i) failure to transfer to CRC a first priority ownership interest in the Receivables, (ii) CL&P's breach of its representations, warranties or covenants, and (iii) certain indemnity obligations. In order to secure these obligations, CL&P will grant to the Agent a lien on, and security interest in, any rights which the Company may have in respect of Receivables. The CRC Agreement will create comparable recourse obligations against CRC, and CRC will grant a security interest in the Receivables and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations. Neither CRC's nor the Purchaser's recourse to CL&P will include any rights against CL&P should customer defaults on the Receivables result in collections attributable to the Receivable Interests sold to the Purchaser being insufficient to reimburse the Purchaser for the purchase price paid by it for the Receivable Interests and its anticipated yield. The Purchaser bears the risk for any credit losses on the Receivables which exceed the reserves for such losses included in the Receivable Interests.

        6. The Company and CRC will be obligated to reimburse the Purchaser, the Agent and the Banks for various costs and expenses associated with the Company Agreement and the CRC Agreement. The Company and CRC will also be required to pay to the Agent certain fees for services in connection with such agreements. CL&P as collection agent will receive fees from CRC and/or the Purchaser. However, CL&P does not anticipate paying any fees to CRC. See Exhibit G for details of fees, commissions and expenses. While CRC may realize a profit on these transactions, such profit will inure to the benefit of CL&P since CL&P will wholly own CRC.

        7. CL&P believes that, based upon pricing under the existing facility, funding under the proposed transactions will continue to be more advantageous than other sources of funds available to CL&P. The facility fees related to the restructured program will not exceed 0.250% of the total available amount of $200,000,000, or $500,000 per annum compared to 0.11% or $220,000 per annum for sales under the Existing Agreement (both as compared to a $200,000,000 committed line at 0.500% or $1,000,000 per annum). Funding spreads under the restructured program will remain the same as under the Existing Agreement (not greater than 0.145%), compared to 0.95% under the committed line. The increase in fees from the Existing Agreement to the restructured program is related to the decline in CL&P's credit rating. Only minor costs will be incurred as a result of the creation and maintenance of CRC through the restructuring. See Exhibit G for a complete listing of fees and expenses.

        8. The arrangements under the Company Agreement and the CRC Agreement are scheduled to terminate on July 11, 2001. The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement to other persons, including the providers of its bank facilities. However, any such assignment will not change the nature of the obligations of CL&P or CRC under the Company Agreement and the CRC Agreement.

        9. The above-described transactions permit CL&P to accelerate its receipt of cash collections from accounts receivable and thereby increase its ability to meet its short term cash needs. The purchase and sale transactions provide CL&P with needed financial flexibility. This restructured purchase and sale program is one of several financing tools CL&P is pursuing in connection with its overall strategy to meet its anticipated financing needs, including its capital and liquidity requirements. See, e.g., DPUC Docket No. 97-03-23, Application to Issue First and Refunding Mortgage Bonds.

        10. The transactions proposed hereunder are subject to certain approvals of the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935, as amended. The SEC's approval of CL&P's proposed transactions is subject to CL&P's receipt of all necessary state regulatory approvals, including the approval of the Department hereunder. CL&P hereby waives the requirement under Section 16-43 of the General Statutes of Connecticut that the Department act on this Supplemental Application within 30 days. However, CL&P is desirous of obtaining all necessary approvals as soon as possible; accordingly, final approval of this Supplemental Application by the Department is respectfully requested on or before August 15, 1997. A copy of CL&P's application to the SEC is attached as Exhibit F.

        11. The financial statements attached as Exhibits H (CL&P) and I (Northeast Utilities), include a balance sheet, income statement, statement of retained earnings, capital structure and explanation of pro forma adjustments which reflect the proposed transactions.

III.    Additional Information

        The following additional information is supplied as part of this Supplemental Application:

        A. The exact legal name of the Applicant and its principal place of business:
               The Connecticut Light and Power Company
               107 Selden Street
               Berlin, Connecticut 06037-5457

        CL&P is a corporation specially chartered by the General Assembly of the State of Connecticut.

        B. The name, title, address, and telephone number of the attorneys and others to whom correspondence or communications in regard to this Supplemental Application are to be addressed:

               David R. McHale
               Assistant Treasurer-Finance
               Northeast Utilities Service Company
               P.O. Box 270
               Hartford, Connecticut 06141-0270
               Telephone:  (860) 665-5601
               Fax:           (860) 665-5457

        and

               Jeffrey C. Miller
               Assistant General Counsel
               The Connecticut Light & Power Company
               c/o Northeast Utilities Service Company
               P.O. Box 270
               Hartford, CT 06141
               Telephone: (860) 665-3532
               Fax:          (860) 665-5504

        and

               Thomas R. Wildman, Esq.
               Day, Berry & Howard
               CityPlace
               Hartford, Connecticut 06103-3499
               Telephone:  (860) 275-0114
               Fax:           (860) 275-0343

        C. A concise and explicit statement of facts on which the Department is expected to rely in granting this Supplemental Application;

        1. As a result of (i) CL&P's determination that it would be beneficial to continue to have the ability to sell Receivable Interests in order to increase its ability to meet its short term cash needs and (ii) CL&P's desire to make such sales in accord with the requirements of FAS 125 in order to obtain "true sale" financial reporting for these sales, CL&P proposes to restructure its accounts receivable sales program as previously approved by the Department. The restructured arrangements involve formation of a wholly owned special purpose subsidiary for the sole purpose of purchasing Receivables from CL&P. The subsidiary will sell Receivable Interests to the Purchaser which will issue commercial paper or utilize other funding arrangements available to it to fund those transactions.

        2. The restructured arrangements involving the subsidiary will be for sales of Receivable Interests on terms similar to those previously approved by the Department under the Existing Agreement.

        3. The contemplated sales of accounts receivable to the subsidiary will permit the acceleration by 30 to 60 days of anticipated income through the conversion of accounts receivable to cash. The proposed transactions will not result in a rate increase to CL&P's retail customers now or in the future. Furthermore, CL&P does not expect its customers to experience any change in the procedures to service or collect on outstanding accounts since it is intended that CL&P will continue to serve as the collection agent for any accounts receivable sold under the program and can be removed as such collection agent only in certain unlikely circumstances. Thus, it is expected that the restructured program will continue to provide CL&P with important financial flexibility with no change in the rates charged or CL&P's provision of service to the public.

        4. CL&P believes that, as in the case of sales under the Existing Agreement, the proposed restructured purchase and sale program will provide it with needed financial flexibility at a time when the company is incurring costs associated with the current outages at the Millstone nuclear plants. CL&P will meet its short-term funding requirements through a combination of internally generated funds, borrowing under existing credit facilities and external financing arrangements such as this program. CL&P has been utilizing the existing program approved in the Decision, and expects that the restructured program will continue to be an important funding option to the Company.

        5. CL&P further expects that the proposed program will continue to offer attractive pricing as compared to alternative funding sources.

        6. An estimate of the expenses that CL&P will incur in connection with the proposed transaction is filed herewith as Exhibit G.

IV.     Exhibits

        CL&P is filing herewith (or, as indicated, will file by amendment) the exhibits listed in Appendix 1 hereto. This Supplemental Application and Appendix 1 set forth all information and exhibits required to be filed by CL&P and which CL&P deems necessary or desirable to support the granting of this Supplemental Application. CL&P, however, hereby reserves the right to file such testimony and additional exhibits as it may consider to be necessary or desirable.

V.      Requests for Approval

        WHEREFORE, CL&P respectfully requests the Department's approval, pursuant to Section 16-43 of the Connecticut General Statutes, of the transactions described herein.

Dated this 30th day of June, 1997.

                              Respectfully submitted,

                              THE CONNECTICUT LIGHT AND POWER COMPANY


                              By:
                                  David R. McHale
                                  Assistant Treasurer - Finance



**FOOTNOTES**

        {1} CL&P's current credit ratings are BB+ by Standard & Poor's and Ba1 by Moody's.

        {2} The only funds available to CRC are those resulting from its participation in the program and CL&P's capital contributions to it.

                                    SUPPLEMENTAL APPLICATION OF
                              THE CONNECTICUT LIGHT AND POWER COMPANY
                                    WITH RESPECT TO THE SALE OF
                                       ACCOUNTS RECEIVABLE
                                       DOCKET NO. 96-05-24

                                            APPENDIX 1

                                        LIST OF EXHIBITS {***}

        A.     Draft of the Certificate of Incorporation of CRC.

        B.     Draft of the Bylaws of CRC.

        C.     CL&P's authorizing resolution for the proposed transactions.

        D.     Draft of Company Agreement.

        E.     Draft of CRC Agreement.

        F.     Application to the Securities and Exchange Commission.

        G.     Schedule of Fees, Commissions and Expenses.

        H.     The Connecticut Light and Power Company.

               H.1     Balance Sheet, per books and pro forma.

               H.2     Income Statement, per books and pro forma.

               H.3 Statement of Retained Earnings, per books and pro forma, and Statement of Capital Structure per books and pro forma.

               H.4     Explanation of Pro Forma Adjustments.

        I.     Northeast Utilities and Subsidiaries.

               I.1     Consolidated Balance Sheet, per books and pro forma.

               I.2     Consolidated Income Statement, per books and pro forma.

               I.3 Consolidated Statement of Retained Earnings, per books and pro forma, and Consolidated Statement of Capital Structure, per books and pro forma.

               I.4     Explanation of Pro Forma Adjustments.

**FOOTNOTES**

     {***} Please note that all of the Exhibits listed on this Appendix 1 (other than Items D & E) have been filed in both paper form and on diskette.

Exhibits to the copy of "SUPPLEMENTAL APPLICATION OF THE CONNECTICUT LIGHT AND POWER COMPANY WITH RESPECT TO THE SALE OF ACCOUNTS RECEIVABLE" filed as Exhibit
D.1 to Form U-1/A intentionally omitted.